UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     [_] Form 10-K     [_] Form 11-K     [_] Form 20-F     [X] Form 10-Q     [_] Form 10D
            [_] Form N-SAR     [_] Form N-CSR

      For Period Ended: June 30, 2006

[_]         Transition Report on Form 10-K
[_]         Transition Report on Form 20-F
[_]         Transition Report on Form 11-K
[_]         Transition Report on Form 10-Q
[_]         Transition Report on Form N-SAR

      For the Transition Period Ended: _________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Nephros, Inc.
Full Name of Registrant
_________________________________________________________________________________________________
Former Name if Applicable

3960 Broadway
Address of Principal Executive Office (Street and Number)

New York, New York 10032
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-QSB for the period ended June 30, 2006 (the “Form 10-QSB”) within the prescribed time period because it requires additional time for the review and completion of its financial statements and management’s discussion and analysis. The Registrant represents that its Form 10-QSB will be filed within the period specified by Rule 12b-25(b)(2)(ii).

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Mark W. Lerner                             212                                     781-5113
(Name)                (Area Code)                       (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s financial statements for the three and six-month periods ended June 30, 2006 will change significantly from the comparable period for 2005.

Net loss increased to $3,925,066 for the six months ended June 30, 2006 from $2,425,220 for the six months ended June 30, 2005. The $1,499,846 increase is primarily due to licensing revenues of $1,750,000 received in March 2005 resulting from Registrant’s agreement with Asahi Kasei Medical Co., Ltd. This amount was partially offset by a decrease in research and development expense due to lower development expenses related to the Registrant’s OLpūr H2H product as the engineering phase approaches completion and fewer contract hours were logged by the Registrant’s outside developers in current year period and a decrease in selling, general and administrative expenses primarily due to a reduction in both U.S. and European marketing expenses reflecting lower sampling expense, payroll and travel.

Net loss decreased to $1,877,602 for the three months ended June 30, 2006 from $2,032,333 for the three months ended June 30, 2005. The $154,731 decrease is primarily due to increased product revenues and a decrease in selling, general and administrative expenses in the three months ended June 30, 2006, which was offset by an increase in cost of product revenue and a decrease in interest income in the three months ended June 30, 2006.

Notwithstanding the foregoing, there can be no assurance that the financial information publicly announced at a later date will not differ materially from the above disclosure upon completion of the Form 10-QSB.

                                                                                  Nephros, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2006                           By: /s/ Mark W. Lerner
               Name:  Mark W. Lerner
               Title:    Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/98)

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